Exhibit 99.1

Copernic Further Updates Investors on Private Placement

Quebec, Canada, February 12, 2010 - Copernic, Inc. (“Copernic”) (CNIC:NASDAQ) proposes to purchase 70.1% of the common shares of Sunbay Canada Corporation (“Sunbay Canada”), a company registered in Ontario which will have acquired all of the assets of Sunbay Energy Corporation (“Sunbay Energy”), a company that is a developer of waste to energy projects in Canada.  As a result of the transaction, Newlook Industries Corp. (TSX-V:NLI) (“Newlook”) and Powerplay Energy Corporation (and/or Sunbay Energy Corporation) will own respectively 19.9% and 10% of the shares of Sunbay Canada.  The Board of Directors of Sunbay Canada will be comprised of three members elected by Copernic, one of which will be Mr. Marc Ferland, Chief Executive Officer of Copernic who will also hold this position for Sunbay Canada and one member for each of the minority shareholders comprising of Mr. John Simmonds and Mr. Graham Simmonds.

At closing, Copernic will issue to Newlook 150,000 common shares of its stock for its equity position in Sunbay Canada along with another 350,000 common shares to be issued to Newlook for a cash consideration of $1,400,000US.  In this regard, 2208720 Ontario Limited has agreed to assign all of its rights and obligations under the subscription agreement dated November 12, 2009 to Newlook.

Copernic’s purchase of Sunbay Canada is contingent on satisfactory due diligence, the entering into definitive documentation with respect to the acquisition of the Sunbay Canada common shares, the assignment of various marketing and development agreements to Sunbay Canada, the disposition of certain debt obligations of a subsidiary of Sunbay Energy aggregating no more than $1,000,000 CDN and the approvals from regulatory authorities and from Sunbay Canada’s, Newlook’s and Copernic’s Board of Directors.

Should Copernic decide not to purchase Sunbay Canada shares, then Newlook will be issued 500,000 shares of Copernic for $2,000,000US in cash as originally stipulated in the private placement with 220872 Ontario Inc.  Should Newlook fail to close the private placement, a $400,000US break fee will be payable by Newlook to Copernic.

Various equity instruments will be held in escrow until closing which is scheduled no later than April 30, 2010.

Mr. Marc Ferland, Chief Executive Officer of Copernic stated that “Sunbay Canada has the potential of being the Canadian market leaders with its core team, its industrial partnerships and the progress accomplished to date in a variety of waste conversion and energy generation projects.”

Mr. John Simmonds, representing 2208720 Ontario Limited stated that; “We’ve agreed with Copernic that the rights and obligations under the November 12, 2009 subscription agreement will be assigned to Newlook Industries Corp., an entity in which I am a shareholder, chairman and CEO.  Our decision was based on creating significant shareholder value for all concerned.  I am also pleased that we were able to agree on terms that will accelerate the development of certain waste to energy projects Newlook is involved in while potentially retaining a meaningful ownership interest.”

About Copernic Inc.

Copernic Inc. specializes in developing, marketing and selling cutting-edge search technology, providing innovative home and business software products and solutions for desktop, web and mobile users, through its online properties, including www.mycopernic.com and www.copernic.com.  With its award winning Copernic Desktop Search® software search engine product, the Company brings the power of a sophisticated, yet easy-to-use search engine to the user’s PC.

More information can be found at www.copernic.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission. The Company expressly disclaims an intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

FOR MORE INFORMATION CONTACT:

Copernic Inc.
Marc Ferland
President and Chief Executive Officer
Telephone Toll Free:  (877) 289-4682 #1013
Telephone Local:  (418) 527-0528 #1013
Email:  mferland@copernic.com
Website:www.copernic.com